SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Monthly Power Sales Report

	Power Sold (In Gigawatt hours)				Power Sales (In billions of Won)
	Demand by the Type of Usage	November 2006	November 2007	Year on year growth	November 2006	November 2007	Year on year growth
For November	Residential	5,906	6,389	8.2%	543	581	7.0%
	Commercial	5,976	6,436	7.7%	583	621	6.7%
	Educational	403	459	13.9%	30	34	13.4%
	Industrial	15,499	16,820	8.5%	959	1,121	16.8%
	Agricultural	879	907	3.1%	33	34	3.6%
	Streetlighting	251	264	5.1%	16	18	8.8%

	Total	28,914	31,275	8.2%	2,164	2,409	11.3%

From January to November	Residential	65,574	67,727	3.3%	6,192	6,458	4.3%
	Commercial	71,097	74,961	5.4%	6,987	7,328	4.9%
	Educational	4,303	4,751	10.4%	336	369	9.6%
	Industrial	166,983	177,617	6.4%	10,389	11,448	10.2%
	Agricultural	6,996	7,478	6.9%	301	318	5.9%
	Streetlighting	2,424	2,518	3.9%	168	182	8.2%

	Total	317,377	335,052	5.6%	24,372	26,103	7.1%

*	The figures may not add up due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared based on internal estimates of KEPCO for your convenience only and have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no undue reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager
International Finance Department

Date: December 28, 2007